YUKON-NEVADA GOLD CORP. ANNOUNCES
CLOSING OF FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, BC – October 10, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that the closing of the Company’s non-brokered private placement for a total of 5,000,000 flow-through shares (the “Shares”) to net the treasury an aggregate of $10,000,000 took place effective October 5, 2007.

In accordance with securities legislation currently in effect, the Shares will be subject to “hold period” of four months plus one day expiring on February 6, 2008.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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Please visit our website at www.yukon-nevadagold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. Persons” as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.